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                              March 13, 2023

       Hiroyuki Sugimoto
       Chairman and Chief Executive Officer
       SYLA Technologies Co., Ltd.
       Ebisu Prime Square Tower 7F, 1-1-39
       Hiroo, Shibuya-ku, Tokyo, Japan

                                                        Re: SYLA Technologies
Co., Ltd.
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed February 23,
2023
                                                            File No. 333-268420

       Dear Hiroyuki Sugimoto:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 16, 2023 letter.

       Amendment No. 5 to Registration Statement on Form F-1 filed February 23, 2023

       Management's Discussion and Analysis
       Results of Operations
       Comparison of results of operations for the six months ended June 30, 2022 and 2021
       Net Income, page 71

   1. We note the addition of the Recent Developments section on page 64. Please tell us your consideration for
further revising your disclosure to discuss the reason for the fluctuation in either Income before
income taxes or Net Income, including a discussion quantifying the mining business's
contribution, in your comparison of results for the six months ended
                                                        June 30, 2022 and 2021.
 Hiroyuki Sugimoto
SYLA Technologies Co., Ltd.
March 13, 2023
Page 2
Index to Financial Statements, page F-1

2. We have reviewed your response to our prior comment 2. We continue to believe that pro forma financial information related to the disposition of your mining machine business is required since it would provide disclosure that would be material to investors. Please revise to include pro forma financial statements for the appropriate periods, in accordance with Rule 11-01(a)(8) of Regulation S-X.
       You may contact Babette Cooper at 202-551-3396 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,
FirstName LastNameHiroyuki Sugimoto
                                                           Division of
Corporation Finance
Comapany NameSYLA Technologies Co., Ltd.
                                                           Office of Real
Estate & Construction
March 13, 2023 Page 2
cc:       Craig D. Linder, Esq.
FirstName LastName